Exhibit 99.1

For immediate release
IMI CHANGES NAME TO PREMD INC.
New name reflects evolution of company from development-stage biotech to innovator in predictive medicine

Toronto, Ontario (September 27, 2005) - - IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) has changed its name to PreMD Inc., the company announced today.

“This important strategic step acknowledges just how far we have come since our inception,” said Dr. Norton. “We have evolved from a development-stage company with a concept to an established innovator with a world-class marketing partnership with McNeil Consumer Healthcare and a commercialized product, PREVU* Point of Care (POC) Skin Sterol Test. Moreover, we have assembled a promising pipeline of early-detection tests for cancer that hold equal potential to be marketable products. Simply, PreMD is a name that better reflects our predictive medicine focus, achievements and growth direction.”

The name PreMD Inc. describes the role the company’s products fulfill: predicting disease at an early stage in order to prevent its progression, or from occurring at all. “Pre”, when combined with “MD”, suggests the early monitoring and management of one’s health, and reflects PreMD’s focus on empowering patients and doctors alike to preserve and promote total health and wellness.

Dr. Norton continued, “Our new name sets the tone for an equally exciting future as we strive to capitalize on a myriad of growth opportunities. PreMD helps to communicate our company’s leading position in the predictive medicine field and provides a strong corporate brand platform upon which to build awareness and shareholder value.”

The new corporate website is www.premdinc.com. PreMD’s shares will trade on the Toronto Stock Exchange under the symbol PMD and on the American Stock Exchange under the symbol PME effective September 30, 2005. IMI share certificates are still valid and will continue to be honored by the company.

About PreMD Inc.
PreMD Inc. (formerly IMI International Medical Innovations Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@premdinc.com